Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

November 9, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Lauren Nguyen

Re:     Rule 477 Application for Withdrawal of Amendment to Registration Statement on Form S-11/A (File No. 333-175306)

Ms. Nguyen

    Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Sport Tech Enterprises, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Amendment to Registration Statement on Form S-11/A (File No. 333-175306) (the “Amendment”). The Amendment was originally filed with the Commission on October 11, 2011. The Company requests withdrawal of the Amendment due to an inadvertent error where the EDGAR filer selected the wrong Form type as S-11/A, rather than S-1/A. The Company has already submitted the correct filing which was resubmitted as a Form S-1/A (File No. 333-175306) on October 11, 2001 immediately after the S-11/A. Lastly, no securities were sold in connection with the offering.

    The staff should feel free to telephone Donald Stoecklein the registrant's legal counsel, at (619) 704-1310 with any questions or comments.

Very truly yours,

/s/ Andrew Widme
Andrew Widme
President and Chief Executive Officer